Exhibit 12

TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and
Preferred Dividends and Distributions
(in thousands, except ratios)

	Six Months Ended June 30

	2004	2003

Earnings from Continuing Operations before income from
equity investees	$12,262	$(9,046)

Add:
Fixed charges	49,198	47,626
Amortization of previously capitalized interest	1,723	1,520
Distributed income of Unconsolidated Joint Ventures	18,372	18,685

Deduct-
Capitalized interest	(2,458)	(4,929)

Earnings available for fixed charges and preferred
dividends and distributions	$79,097	$53,856

Fixed charges:
Interest expense	$45,725	$41,521
Capitalized interest	2,458	4,929
Interest portion of rent expense	1,015	1,176

Total fixed charges	$49,198	$47,626

Preferred dividends and distributions	13,039	12,800

Total fixed charges and preferred dividends and
distributions	$62,237	$60,426

Ratio of earnings to fixed charges and
preferred dividends and distributions	1.27	0.89 (1)

(1)	Earnings available for fixed charges and preferred dividends are less than the total of fixed charges and preferred dividends and distributions by approximately $6.6 million.